UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2023

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F                        X                                 Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                                         No                                 X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                                          No                                 X

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), in compliance with the Securities Market legislation, hereby notifies the following:

OTHER RELEVANT INFORMATION

BBVA’s Board of Directors, in its meeting held yesterday, 26 April 2023, has approved changes in the composition of its committees, which will be composed as follows, with effects as of 1 May 2023:

Executive Committee:

Chair:

Carlos Torres Vila

Members:

Onur Genç

José Miguel Andrés Torrecillas

Jaime Caruana Lacorte

Belén Garijo López

José Maldonado Ramos

Audit Committee:

Chair:

José Miguel Andrés Torrecillas

Members:

Jaime Caruana Lacorte

Sonia Dulá

Connie Hedegaard Koksbang

Lourdes Máiz Carro

Ana Peralta Moreno

Risk and Compliance Committee:

Chair:

Raúl Galamba de Oliveira

Members:

Jaime Caruana Lacorte

Sonia Dulá

Juan Pi Llorens

Ana Revenga Shanklin

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

Appointments and Corporate Governance Committee:

Chair:

José Miguel Andrés Torrecillas

Members:

Raúl Galamba de Oliveira

Belén Garijo López

José Maldonado Ramos

Juan Pi Llorens

Remuneration Committee:

Chair:

Belén Garijo López

Members:

Lourdes Máiz Carro

Ana Peralta Moreno

Ana Revenga Shanklin

Carlos Salazar Lomelín

Jan Verplancke

Technology and Cybersecurity Committee:

Chair:

Carlos Torres Vila

Members:

Raúl Galamba de Oliveira

Juan Pi Llorens

Ana Revenga Shanklin

Jan Verplancke

Madrid, 27 April 2023

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: April 27, 2023	By: /s/ Domingo Armengol Calvo

Name: Domingo Armengol Calvo

Title: Corporate Secretary and Secretary of the Board of Directors